WEST COAST CONFECTION, LLC

BUSINESS PLAN

NOVEMBER 15, 2021

11251 RANCHO CARMEL DR. #501666, SAN DIEGO, CA 92150
THEWESTCOASTCONFECTION@GMAIL.COM

TABLE OF CONTENTS

EXECUTIVE SUMMARY

The Concept

The online food industry is one of the most rapidly growing industries in the United States offering customers access to thousands of restaurants and bakeries at a click of a button. The trend of ship-to-home products has more than tripled due to the unprecedented stay at home orders following the pandemic. However, the logistics of shipping large, delicate desserts created an untapped opportunity in the online dessert space.

Background

Chris and Tanya Greene founded West Coast Confection after realizing the opportunity for extraordinary desserts in the online marketplace. Having tried multiple online companies and several different products, they found themselves disappointed in the quality, variety, and individuality. They created a product line unlike any other and quickly became recognized both locally and nationwide as a leading dessert company specializing in never-before-seen creations with unparalleled taste.

The Company

West Coast Confection is well positioned to become the premier provider of both online, and in- person, desserts. The company began operations in September of 2019 and was quickly able to begin fulfilling nationwide orders within the first 30 days. By the end of their first year, they created a monthly subscription program, paid advertiser program, an exclusive partnership with Southern California and Nevada's leading fitness event company, and generated over $122,000 gross revenue.

West Coast Confection offers a full product line of staple flavors, in addition to monthly limited-edition flavors. They also offer made to order custom desserts. The emphasis remains on continuous improvement in quality, flavor, and new and exciting products.

The company's short term goal is to open it's first retail location that will double as a production facility. The long term goal is to have multiple locations and an increased online presence.

West Coast Confection, LLC is incorporated in the state of California and owned and operated equally by Chris and Tanya Greene.

The Market

The online dessert and bakery industry continues to be a rapidly growing market with no sign of slowing down. With an increasing local demand for unique and delicious dessert experiences combined with the tourist destination of Southern California's largest up and coming beachside community, Oceanside offers a diverse and healthy economy. The combined online and local market, positions West Coast Confection to see tremendous growth year after year.

Competitive Position

Currently, online dessert companies have been unable to provide the size, quality, or experience that West Coast Confection offers. Market research indicates a dissatisfaction with the competitor's overall taste and freshness. West Coast Confection's growing reputation for delivering high quality desserts sets the company apart from its competition.

Management Team

The current management team of Chris and Tanya Greene gives West Coast Confection an excellent leadership duo. Mrs. Greene has gained valuable leadership, customer service and technology experience with over 15 years at one the largest healthcare organizations in San Diego. With teams of 20 direct reports and physician oversight, Tanya has honed in on time management, critical thinking and organization skills. Mr. Greene's entrepreneurial experience owning a successful six-figure gym for over 8 years in addition to leadership positions within the 24 hour fitness enterprise has provided him with the necessary work ethic and management skills required to start a business from scratch in a competitive climate.

The Future

The company has many opportunities for growth now and in the future. First, the company plans on opening its first retail location that will start a new revenue stream in addition to doubling its production potential. Second, the company plans on expanding its online offerings. The long term goals include opening multiple locations and a production warehouse to capitalize on the growing online marketplace.

Financials

The company has experienced rapid growth, with sales revenues of $260,807 in its current year with only a staff of 2. The company projects 573,049 in 2022 and 630,354 in 2023 by creating a well-staffed production and retail facility in addition to expanding marketing efforts.

Funds Sought

The company anticipates only one round of financing with $200,000 being sought. The funds will be used for minor cosmetic improvements of a second generation retail space, baking equipment, expanding marketing activities, working capital, and hiring staff.

COMPANY DESCRIPTION

West Coast Confection, LLC. is a San Diego based baking company that produces and sells crave satisfying gourmet confections to customers both in-store and online. Offering both pre-made and made to order confections using the highest quality and most creative ingredients seen in the industry.

The Company's Mission

Our mission is to offer unique high quality and imaginative *extraordinary* desserts that deliver a memorable emotion evoking experience to our customers. We aim to be a locally and nationally recognized bakery brand where customers come to experience an entirely new indulgent awakening of their taste buds both in-store and delivered directly to the comfort of their home.

Company History

West Coast Confection was founded in September of 2019 by a husband-and-wife team searching to satiate the ultimate dessert craving. Self-proclaimed dessert extremists inspired by their love of indulgent desserts, 90's hip-hop, and humor, they created a direct- to-consumer baking company specializing in over-the-top decadent brownies and cookies using the highest quality and most creative ingredients seen on the market.

Products and Pricing

West Coast Confection offers a variety of brownies, blondies, and cookies. Uniquely named after 90's hip-hop culture and/or current social media trends. Offering both a classic year-round line and a monthly limited-edition line.

Online Offerings:

West Coast Confection's online products are preservative free. Each product is individually heat sealed in food grade FDA and USDA compliant poly bag packaging. They are packaged in crush-proof shipping mailers and topped with black crinkle paper and a postcard with consumption and storing instructions.

- Classic Brownie Line- One pound average brownies and blondies always in stock. Available in two or four pack variations.
- Bites- bite size four-ounce offerings of the classic brownie line
- Flavors:

- ○ "The O.G."- confetti blondie base, white chocolate chips, white fudge golden cakes topped with a vanilla buttercream, sprinkles, and frosted animal cookies
  - ○ "The California Love"- blondie base, white chocolate chips, white chocolate covered pretzels and cookie butter topped with salted caramel, white chocolate chips and peanut pretzel candy bar pieces
  - ○ "Nuthin' But a G'Thang"- brownie base, peanut butter chocolate cups, chocolate covered pretzels and peanut butter topped with peanut butter fudge, chocolate chips and peanut butter cups
  - ○ "S'more Money, S'more Problems"- brownie base, s'more flavored toaster pastries and miniature marshmallows topped with salted caramel, graham crackers, toasted marshmallows and graham cracker crumbs
- Classic cookie line- Average eight-ounce baseball sized cookies. Available in two or four pack options.
  - ○ Flavors
    - ■ "The Drake"- chocolate chip cookie
    - ■ "That Dude"- snickerdoodle cookie with white chocolate chips and cinnamon sugar coating
    - ■ "Thicker Than a Bowl of Oatmeal"- oatmeal cookie with raisins, cinnamon and oats
    - ■ "Gangster's Paradise" - peanut butter chip cookie
- Limited Edition Line- each month West Coast Confection offers new menu items for the month with limited availability. Often inspired by seasonal trends (e.g., pumpkin spice cheesecake blondie in October). Offerings include 2 brownie variations, 1 cookie variation, and 1 cookie cube or brownie bar variation.

- Merchandise- coffee mugs, beer glasses, and T-shirts are available each with unique hip-hop themed lyrics or quotes.



© Jodi Friedman Photography, IG: @jodifriedman



dman Photography, IG: @jodifriedman





© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman



© Jodi Friedman Photography, IG: @jodifriedman





In-Store Offerings

The retail bakery will offer the same items as the online store displayed in a display case for viewing and selection by the customer. Products chosen for immediate consumption will be plated, warmed and topped with ice cream, caramel or chocolate sauce as requested by the customer. Take out options will be pre-sealed and packaged.

There will be a variety of drinks available ranging from coffee, espresso and lattes as well as milk and sparkling water available for the customer to purchase.

Phase 2 of the retail store will feature craft beer and boutique wines sourced from local breweries and wineries to capitalize on the high interest of supporting local small businesses in the area. It also plans to offer Mimosa variations on weekends, which are highly in demand in the neighborhood. Drink and dessert pairings will be offered as special events.

Development to Date

Since its formation, the company has achieved the following milestones:

- o Developed a company brand, website, and logo within the first 90 days

- o Generated 122,000 gross revenue in its first year

- o Generated 7,000 orders in its first two years

- o 10,000 social media instagram followers in its first year

- o Developed a monthly recurring membership program within the first six months

- o Implemented a brand affiliate program within the first year

- o Strategic partner sponsorship with Muscle Contest, LLC ,a nationally recognized professional fitness competition, as their exclusive dessert partner for the 2020-2021 show season. Included travel and event participation.

Legal Status and Ownership

West Coast Confection LLC is registered with the California Secretary of State first filed on September 9th, 2019. It is owned equally by Christopher Greene and Tanya Greene.

Funding and Financial Goals

Funding of the company to date has come from the personal savings of Mr. and Mrs. Greene. This has amounted to a $25,000 investment. In addition, the company has received a $24,000.00 loan from Stripe Working Capital Program offered by Celtic Bank. member FDIC and a $10,000.00 loan from PayPal Working Capital Program offered by WebBank, member FDIC. The PayPal loan has since been repaid and the Stripe loan is estimated to be repaid by February of 2022. All other funding has come from the income generated by sales.

The company is now seeking $200,000.00 from outside investors. These funds will be used to open its first store front and production facility, purchase commercial baking equipment, and expand marketing activities, especially for the online market. We aim to generate 573,000.00 gross revenue by December of 2022.

INDUSTRY ANALYSIS

The online food company industry is a rapidly growing industry offering customers access to thousands of restaurants and bakeries at a click of a button. According to Forbes In 2018, Frost & Sullivan estimated the industry at $82 billion in terms of gross revenue bookings and is set to more than double by 2025, backed by a cumulative growth rate of 14%. Growth in the online food company industry is largely driven by the COVID-19 crisis which accelerated the expansion of e-commerce as it provided customers with access to a significant variety of products from the convenience and safety of their homes. Restaurant closures and social distancing measures resulted in an increasing demand for online mail order food.

According to the American Bakers Association, bakery products make up 2.1 percent of the gross domestic product of the United States and reports the economic impact of baked goods produced and sold in the U.S. totals $423 billion. Retail bakeries generate around $3 billion in revenues, and commercial bakeries sell $31 billion in products.

West Coast Confection is well positioned to take advantage of the significant opportunities presented by the rapidly expanding industry of mail order food companies in addition to the stable industry of retail brick and mortar bakeries.

MARKET ANALYSIS

The online market for gourmet dessert companies is growing exponentially due to several key factors. One is the development of online food delivery services such as Uber Eats, Doordash, and Postmates who offer food delivery from consumers local restaurants and bakeries as well as nationwide curating companies such as Gold Belly. This popular trend has been consistently strong. However, there are very few companies who offer shipping directly from business to consumer with nationwide and international shipping such as West Coast Confection.

West Coast Confection's storefront will be located in a popular neighborhood, Oceanside, which is located on the coast surrounded by a highly populated dining and shopping tourist district of San Diego Counry. The location has a "walker's paradise score" of 98. According to the U.S. Census Bureau, the city of San Diego's population is estimated at 1.4 million in 2017 with an estimated population of 174,000 with a median household income of $106,187 and median age of 41.6 within a one mile radius of the storefront.

Based on our online sales statistics, our consumers are men and women aged 25-44 with the highest concentration between 35-44. A niche market we have cornered includes fitness competitors and enthusiasts who choose to indulge after their fitness competitions as a celebratory achievement. There are not many competitors who can satisfy the cravings of this demographic as they tend to purchase desserts that are extremely large and decadent but also store well to consume at the exact moment they walk off of the stage.

Competitor Analysis

Online Competitors

Killer Brownies is a brownie company specializing in wholesale shippable brownies. They offer nationwide shipping and can be found in large retailers such as "Wal-Mart". Because the products are mass produced and have preservatives, the quality is not near that of West Coast Confection. They are also very small in size by comparison. Additionally, they don't have brand recognition or any storefront locations.

Buckeye Brownies is an online brownie company specializing in ½ pound brownies. They also ship nationwide and have a rotating menu of flavors. The freshness and packaging of their products is subpar and also lack brand recognition.

Local Competitors

Extraordinary Desserts is a local threat located 25 miles from West Coast Confections future storefront location. Known for a large selection of visually appealing desserts such as cakes, cookies, and pastries and also offer non-dessert food items such as sandwiches and salads. The high price point, pompous atmosphere, and inability to ship their products make them a low threat.

Starry Lane Bakery is a local bakery located one mile from West Coast Confections future storefront location. They are dedicated to allergen free baking such as gluten free, vegan, and nut free desserts. This makes them a low threat.

West Coast Confection is set apart from the competition in 4 few major ways:

- West Coast Confection's product sizes are unlike any competitor. With cookies weighing in at half a pound and brownies weighing in well over one pound each.
- Each product contains extra detail and unique high-quality ingredients ensuring it is unlike any product available elsewhere.
- West Coast Confection offers something no competitor on the market, online nor storefront, offers. Completely customizable confections made specifically for the customer in collaboration with the bakers.

- West Coast Confections high energy hip-hop culture delivers an excitement and trend that keeps customers returning for more. Our customers have grown to anticipate the humor and hip-hop vibe in our product descriptions, social media posts and videos, website, and future storefront.

STRENGTHS
- Product Quality
- Variety of Products
- Unmatched taste
- Unique products
- Social Media Presence
- loyal customer base; returning customers
- Brand recognition
- high traffic bakery location
- customer service
- loyalty program
- Affiliate marketing

OPPORTUNITIES
- New product line
- Kitchen Rental during off times
- Wholesale opportunities
- multiple retail locations



WEAKNESSES
- Cash Flow
- Production Capacity
- Staffing
- Supply chain-variablity
- Packaging
- Turn around time for mail order
- owners lack of restaurant experience

THREATS
- Economy recession
- Competitors
- Consumers becoming more health conscious
- Government agencies issuing new regulations
- Pandemic

OPERATING PLAN

Facilities

The principal location of West Coast Confection will be located in a highly-populated, high foot-traffic neighborhood on the iconic "Coast Highway" in the city of Oceanside, California. Strategically chosen for its location, merely 3 blocks from the beach. The surrounding community has been recently renovated with luxury hotels, retail shops, bars, and restaurants all within walking distance. Measuring 954 total square feet, the location will be utilized as both a production facility and retail storefront location. The lease term is set at 5 years at an affordable lease rate of $3.40 per square foot plus NNN at $0.97 per square foot. This is 30% lower than similar commercial real estate in the geographic location. Additionally, strategically chosen for neighboring boutique ice cream parlor chain, Handel's, locally recognized for drawing large out the door lines of patrons on weekend days.

Equipment

The production facility will require the following equipment:

Equipment	Cost
Commercial Rack Oven (1)	30,000.00
25 qt Stand Mixer (1)	4780.00
36 in Range; 6 open burners (1)	2020.00
Exhaust Hood and vent system with installation (1)	26,000.00
3 compartment sink (1)	1,326.00
handwashing sink (2)	520.00
work tables (2)	950.00
Espresso Machine	3780.00
Total	69,736.00

Relevant information: lease agreement to include 3 month rent abatement for installation of hood/venting system and grease traps.

Pricing Strategy

All products are priced to yield a 60%-70% profit per item and range from $6.50 to $14 per item. Ingredients are selected and measured to maintain this product margin. E-commerce flat rate shipping fee of $15 is priced to cover the cost of packaging materials and shipping fees.

Vendors and Inventory

In order to support the large volume of bulk raw ingredients, U.S. foods will be the primary vendor of bulk baking ingredients. They offer competitive rates and daily delivery options. Inventory and food cost control will be powered by Craftable which is a cloud-based platform to manage inventory, cost percentage, and recipe creation. It is an included service through U.S.foods vendor affiliation. This platform will keep inventory at a glance, automate ordering and purchasing and tie in sales, inventory and recipes together to lower food costs by 2-3%.

Kitchen Functions

There are 2 standard brownie batter base recipes and 2 cookie dough base recipes. These standard recipes are the base for all products making production streamlined and large scale production a seamless possibility. The bases are created into varying flavors by utilizing different flavor extracts and ingredients.

Current State: Kitchen operations take place at a Sae commissary (shared) commercial kitchen located in San Marcos, CA. The kitchen is rented at an hourly rental rate. Current kitchen operations take place Monday through Friday 0700-1500. Kitchen operations consist of preparing, baking, topping, and wrapping of products as well as kitchen clean up.

Future State: Kitchen operations will take place in the leased store/production facility. Kitchen will operate Tuesday through Friday 0700-1500. The company plans to hire 2 full time bakers at the commencement of the facility opening.

Retail Functions

Store hours will be Tuesday through Thursday 0900-2000, Fridays and Saturdays 0800-2200, and Sundays 0800-1500. The company plans to hire 2 part-time employees to operate the retail customer store.

E-Commerce Order fulfillment:

Current State: Products are baked and cooled overnight. They are individually heat sealed and labeled Monday through Friday 1500-1700. Orders are packaged by order date and shipped via USPS priority mail shipping. Packages are dropped off at the local post office and Customers are sent a tracking email at the time of order fulfillment.

Future state: Focus will be on improving packaging and branding materials with custom packaging and marketing materials to deliver an experience for the e-commerce customer. Orders will be fulfilled daily by retail team members and scheduled for daily pick up service.

Administrative Functions

Mondays will be dedicated to management-led administrative functions including but not limited to marketing, accounting, supply ordering, planning, recipe creation, staff meetings and public relations.

Key Personnel

The company is owned and operated by Chris and Tanya Greene. Accounting manager is Khristen Edwards of Clean Books, Inc. The company plans to hire 2 full time bakers and 2 part time retail associates at the commencement of the facility opening.

MARKETING PLAN

West Coast Confections key sales drive is solicited from a strong marketing plan. The

Marketing Vehicles

Social Media is the key driver of West Coast Confections marketing strategy. Social media gives customers the opportunity to get to know the business's personality, which helps them form a connection with the bakery. It also allows prospective customers to be engaged with the day-to-day activities of the bakery. Customers get insight into kitchen operations such as mixing doughs, finishing brownies, and up close photos and videos. This feeling of insight into the baking process allows customers to have that experience remotely. It also allows the customer to get to know the business owners and build a relationship with the people behind the products.

- Instagram- the majority of social media influence resides with Instagram. This includes hourly content and engagement, direct message communication with followers, new menu item releases, sharing customer content, giveaway contests, monthly live taste test videos, and more. West Coast Confection currently has 17,600 highly engaged followers.
- Facebook
- Tik-Tok
- Paid Facebook ads
- Paid brand ambassadors- 8 current brand ambassadors who receive compensation and products monthly to promote to their respective audiences with a unique promo code to allow their customers discounts. Commission is earned at a 10% of sales rate.
- Cooperative marketing with well-known high engagement food bloggers, social media influencers, and other food and beverage companies. This is conducted in a product for post relationships.

Website

West Coast Confections website It is a well laid out and user friendly web page. The site includes detailed descriptions of the products, photos, and company information. It also has a built-in email and phone number capture to enlist customers to marketing communications.

Wholesale Customers

The wholesale customers promote and advertise products in their stores. With an attractive display, printed marketing materials and inclusion to their social media channels which increases total market exposure. Current wholesale customers include "The Gym" and "619 Muscle" which have a social media following of around 15,000 followers and a customer base of over 10,000 members collectively.

Local Events

West Coast Confection attends 12-20 local events yearly to include Farmers Markets, festivals, and brewery events. Being in San Diego County, these events draw hundreds of new local customers to the booth per event.

Email and SMS Marketing

West Coast Confection uses "Klaviyo", an email and SMS marketing platform. The platform is used for monthly newsletters, mobile marketing via texts, automated email flows such as birthday, abandoned cart, browse abandonment and more. Current state 1,100 total subscribers with an average of 15 new subscribers per month.



Retail Location

West Coast Confection plans to engage in local television and local newspaper and online blogs such as the San Diego Eater magazine for its storefront location to market events and new product releases. It also plans to host live music nights (DJ spotlights), limited edition item releases, and in-store discounts on low volume days.

Marketing Goals

- Develop a strong SEO strategy with professional assistance (google marketing)

- Increase email/SMS subscribers by 20% per month
- Increase paid advertisements by 25% per month
- Add 10 paid brand ambassadors by 3rd quarter 2022
- Sponsor local events and sports teams in the area

FINANCIALS

Income Statement Year to Date (January-September 2021)

West Coast Confection

Profit and Loss
January - September, 2021

	TOTAL
Income	
Discounts given	-1,855.63
Sales of Product Income	188,155.31
Shipping Income	9,305.40
Total Income	**$195,605.08**
Cost of Goods Sold	
Cost of Goods Sold	1,690.65
Baking Ingredients	41,547.93
Packaging Materials	2,563.66
Shipping	34,899.54
Supplies, Utensils, Equipment	11,146.64
Total Cost of Goods Sold	**91,848.42**
Total Cost of Goods Sold	**$91,848.42**
GROSS PROFIT	**$103,756.66**
Expenses	
Accounting	840.00
Advertising & Marketing	2,507.91
Influencer Compensation	4,900.00
Total Advertising & Marketing	**7,407.91**
Bank Charges & Fees	528.50
Car & Truck	116.61
Donations	35.00
Dues & Subscriptions	341.03
Insurance	503.19
Meals & Entertainment	230.42
Merchant Fees	
PayPal fees	2,582.94
Stripe fees	3,674.42
Total Merchant Fees	**6,257.36**
Office Supplies & Software	1,761.64
Rent & Lease	4,142.46
Taxes & Licenses	1,176.59
Travel	95.00
Utilities	378.12
Total Expenses	**$23,813.83**
NET OPERATING INCOME	**$79,942.83**
NET INCOME	**$79,942.83**

Financial Projections

Proforma Statement

	JAN-SEP '21	ANNUALIZED	2022	2023	2024	2025	2026	26v21; CAGR
Sales of Product Income	188,155	250,874	326,370	616,150	677,765	745,541	830,195	579,321
Shipping Income	9,305	12,407	16,129	17,742	19,517	21,468	23,615	11,208
Total Income	**195,605**	**260,807**	**573,049**	**630,354**	**693,389**	**762,728**	**839,001**	**578,194**
YoY%			119.7%	10.0%	10.0%	10.0%	10.0%	26.3%
Cost of Goods Sold								
Cost of Goods Sold	1,691	2,254	4,105	4,481	4,892	5,340	5,828	3,574
Baking Ingredients	41,548	55,397	89,987	110,133	120,218	131,220	143,219	87,822
Packaging Materials	2,564	3,418	4,396	4,784	5,205	5,662	6,159	2,741
Shipping	34,900	46,533	59,848	65,125	70,858	77,086	83,852	37,319
Supplies, Utensils, Equipment	11,147	14,862	22,475	29,547	32,253	35,204	38,423	23,561
Total Cost of Goods Sold	**91,848**	**122,464**	**223,029**	**243,467**	**265,762**	**290,082**	**316,608**	**194,144**
% of Sales	47.0%	47.0%	38.9%	38.6%	38.3%	38.0%	37.7%	20.9%
Gross Profit	**103,757**	**138,342**	**350,020**	**386,887**	**427,627**	**472,646**	**522,392**	**384,050**
% of Sales	53.0%	53.0%	61.1%	61.4%	61.7%	62.0%	62.3%	30.4%
Expenses								
Accounting	840	1,120	3,000	3,054	3,110	3,167	3,226	2,106
Advertising & Marketing	2,508	3,344	9,444	10,448	11,589	12,889	14,370	11,027
Influencer Compensation	4,900	6,533	6,729	6,931	7,139	7,353	7,574	1,041
Bank Charges & Fees	529	705	916	1,008	1,108	1,219	1,341	637
Dues & Subscriptions	341	455	468	482	497	512	527	72
Insurance	503	671	1,531	1,552	1,573	1,595	1,618	947
Paypal Fees	2,583	3,444	4,477	4,925	5,417	5,959	6,555	3,111
Stripe Fees	3,674	4,899	12,687	13,956	15,357	16,886	18,575	13,676
Office Supplies & Software	1,762	2,349	2,819	2,492	2,567	2,644	2,723	374
Rent & Lease	4,142	5,523	75,540	77,807	80,140	82,544	85,020	79,497
Taxes & Licenses	1,177	1,569	2,816	2,864	2,914	2,966	3,019	1,450
Utilities	378	504	5,319	5,335	5,351	5,367	5,384	4,880
Payroll	-	-	40,560	60,840	60,840	60,840	60,840	60,840
Payroll Tax	-	-	885	1,327	1,327	1,327	1,327	1,327
Total Expenses	**23,337**	**31,116**	**167,193**	**193,020**	**198,930**	**205,268**	**212,100**	**180,984**
% of Sales	11.9%	11.9%	29.2%	30.6%	28.7%	26.9%	25.3%	46.8%
Operating Income	80,420	107,227	182,827	193,867	228,698	267,378	310,293	203,066
% of Sales	41.1%	41.1%	31.9%	30.8%	33.0%	35.1%	37.0%	23.7%
Interest Expense	-	-	-	-	-	-	-	-
% of Sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-
Taxes	12,063	16,084	27,424	29,080	34,305	40,107	46,544	30,460
Tax Rate	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
% of Sales	6.2%	6.2%	4.8%	4.6%	4.9%	5.3%	5.5%	23.7%
Net Income	68,357	91,143	155,403	164,787	194,393	227,272	263,749	172,606
% of Sales	34.9%	34.9%	27.1%	26.1%	28.0%	29.8%	31.4%	23.7%

Visualizations









Assumptions

The figures on the previous financial projections are based on these assumptions:

- Conservative 30% increase in overall revenue in 2022 with the opening of a retail location which will significantly increase production with the purchase of commercial bakery equipment and additional staffing of two full time bakers and 2 part time retail associates.
- Sales figures continue to increase by 10% year after year
- New revenue stream of a retail location